UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_________________________________

FORM SD
Specialized Disclosure Report
_________________________________

Chicago Rivet & Machine Co.
(Exact name of registrant as specified in its charter)

Illinois	000-01227	36-0904920
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

901 Frontenac Road
Naperville, Illinois  60563
 (Address of principal executive offices) (Zip Code)

Michael Bourg, (630) 357-8500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01  Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2014 has been prepared by management of Chicago Rivet & Machine Co. (the “Company,” “we,” “us,” and “our”) to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) promulgated thereunder.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and imposes certain reporting obligations on SEC registrants whose manufactured products contain so-called “conflict minerals” that are necessary to the functionality or production of those products.  As used in this report, the term “conflict minerals” includes columbite-tantalite, cassiterite, gold, wolframite, and their derivatives tantalum, tin and tungsten.

A copy of this report is made available on our website at www.chicagorivet.com, under the heading “Investor Relations”.  The website and the information accessible through it are not incorporated into this specialized disclosure report.

Company Overview

The Company operates in two segments of the fastener industry: fasteners and assembly equipment.  The fastener segment consists of the manufacture and sale of rivets, cold-formed fasteners and parts and screw machine products.  The assembly equipment segment consists primarily of the manufacture of automatic rivet setting machines, automatic assembly equipment and parts and tools for such machines.

For the year ended December 31, 2014, we determined that the plating of certain products in the fastener segment contained tin and that our rivet setting machines include electronic components that also may contain conflict minerals.  As required by the Rule, we conducted a reasonable country of origin inquiry to determine whether those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”).

Reasonable Country of Origin Inquiry

Because there are multiple tiers between us and the mines from which conflict minerals are sourced, we rely on the information provided by our direct suppliers to determine the origin of the conflict minerals contained in the components and materials supplied to us, including the conflict minerals provided to our suppliers from sub-tier suppliers.  Accordingly, the methods we used to determine the origin of those conflict minerals included the following:

•
Sending letters to our direct suppliers, explaining the Rule and referring the suppliers to online training materials and instructions available on the Conflict Free Sourcing Initiative’s website (www.conflictfreesourcing.org).

•
Soliciting survey responses from our direct suppliers, using the standard Conflict Minerals Reporting Template designed by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI).  This template has been widely adopted to assist companies in their due diligence processes related to conflict minerals.  The template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.  In addition, the template contains questions about the origin of conflict minerals included in suppliers’ products, as well as supplier due diligence.

•	Reviewing responses that we received from our suppliers and following up on inconsistent, incomplete and vague responses.

•	Sending reminders to suppliers who did not respond to our surveys, encouraging them to respond.

Results

All of our suppliers of tin included in our fastener products responded to our surveys and indicated that such tin did not originate in the Covered Countries.  While we did not receive survey responses from all of our suppliers of the electronic components included in our rivet setting machines, none of the supplier responses received to date have indicated that the conflict minerals contained in those components originated in the Covered Countries.  Accordingly, based on our reasonable country of origin inquiry, we have concluded that we have no reason to believe that the conflict minerals contained in our products may have originated in the Covered Countries.

Item 1.02 Exhibit

Not required.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHICAGO RIVET & MACHINE CO.

/s/ Michael J. Bourg
Date: June 1, 2015	Michael J. Bourg
President and Treasurer